

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 11, 2020

Sally Outlaw
Chief Executive Officer
Worthy Community Bonds, Inc.
One Boca Commerce Center
551 NW 77 Street, Suite 212
Boca Raton, FL 33487

>   **Re: Worthy Community Bonds, Inc.**
>   **Amendment No. 1 to Offering Statement on Form 1-A**
>   **Filed August 28, 2020**
>   **File No. 024-11279**

Dear Ms. Outlaw:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 20, 2020 letter.

Amendment No. 1 to Offering Statement on Form 1-A

Part II of Offering Statement
Offering Circular Summary
Overview, page 3

1.   We note your response to comments 2 and 20, as well as the revised disclosure on page 4 that in order for a Referror and Referree to receive a Worthy Community Bond pursuant to the Bonds Rewards Program, the Referree must open an account on the Worthy Fintech Platform and the revised disclosure on page 41 (i) that the "Referree would not be required to fund their account on the Worthy Fintech Platform in order for the Referror and the Referree to receive a Bond Reward" and (ii) that the "Referree's account must be

active and remain in good standing as of the date the Worthy Community Bond is to be deposited in the Referree's account." Please clarify whether the Referree must purchase a Worthy Community Bond for cash in order to receive a Worthy Community Bond pursuant to the Bond Rewards Program, and clarify what you mean by "active" and "in good standing." In this regard, we note your disclosure on page 28 that "the term 'active user' means an individual or entity that has registered on the Worthy Fintech Platform . . . and purchased at least one Worthy Community Bond."

2.   Please disclose here and throughout, including the cover page, if true, that (i) the offering of Worthy Community Bonds for cash could terminate prior to the Worthy Bond Rewards Program offering if the company has sold all of the Worthy Community Bonds but has not issued all of the Worthy Community Bonds in the Bond Rewards Program offering and (ii) that the Bonds Rewards Program offering could terminate prior to the Worthy Community Bonds for cash offering if all of the Worthy Community Bonds offered in the Bond Rewards Program offering have been awarded but not all of the Worthy Community Bonds for Cash have sold. In addition, please disclose how you will inform investors if one of the offerings has closed but the other offering is ongoing.

Certain Relationships and Related Party Transactions, page 34

3.   We note your response to comment 14 and your revised disclosure page 34 that "[o]n July 1, 2020, [you] entered into a verbal agreement (not a written agreement) with WFI to pay a license fee to WFI in the amount of $10 per active user per year" and that "[t]here are no other terms to such verbal agreement." Please add a risk factor that addresses the risks associated with having an oral agreement govern your ability to utilize WFI's Fintech Platform and the Worthy App. In addition, please make conforming revisions to your disclosure about the agreement on page 34.

       You may contact Michael Henderson at 202-551-3364 or Hugh West at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Dietrich King at 202-551-8071 with any other questions.

                                          Sincerely,

                                          Division of Corporation Finance
                                          Office of Finance